UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 23 January, 2025

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens announcement dated 23 January 2025: Production and Sales Metrics for the six months ended 31 December 2024

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)

Sasol Ordinary Share codes:	JSE: SOL	NYSE: SSL
Sasol Ordinary ISIN codes:	ZAE000006896	US8038663006
Sasol BEE Ordinary Share code:	JSE: SOLBE1	
Sasol BEE Ordinary ISIN code:	ZAE000151817	

(Sasol, the Company, Equity issuer)

Sasol Financing Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1998/019838/06)
Company code: SFIE
LEI: 378900A5BC68CC18C276
(Sasol Financing, Debt issuer)

PRODUCTION AND SALES METRICS FOR THE SIX MONTHS ENDED 31 DECEMBER 2024

Sasol has published its production and sales performance metrics for the six months ended 31 December 2024 on the Company´s website at www.sasol.com, under the Investor Centre section: https://www.sasol.com/investor-centre/financial-results.

Sasol took a Final Investment Decision (FID) in December 2024 for a destoning solution to enhance the coal quality supplied to Secunda Operations (SO), with beneficial operation of the solution expected in H1 FY26 which is earlier than the previous communicated date.

The civil unrest in Mozambique affected the Central Processing Facility (CPF), leading to reduced production rates in December 2024. The situation at the CPF has improved and the unit is now operating at full capacity, albeit with heightened near-term risk still prevalent.

On 4 January 2025, a fire occurred at the Natref refinery that caused damage to supporting piping and infrastructure around the Crude Distillation Unit. Our team responded swiftly to contain the fire, with no reported injuries. Repairs are anticipated to be completed before the end of February 2025 and plans are being implemented, including product purchases to address supply shortfalls, where possible.

At SO we have experienced operational challenges, largely related to ongoing coal quality complications and the consequent impact on gasifier and equipment availability. The implementation of destoning and ongoing equipment reliability improvement initiatives are expected to improve production levels going forward.

International Chemicals revenue improved compared to H1 FY24, though the overall business environment remains challenging. Sales volumes in the quarter continued to be negatively impacted by the East Cracker outage in the US. However, the unit started up successfully in November 2024. Overall profitability has improved due to proactive management initiatives.

Market guidance for both Mining and Gas remains unchanged, with the annual volume outlook for SO and Natref revised downward due to the aforementioned challenges. Consequently, we expect sales volumes for Fuels and Chemicals Africa to be largely in line with FY24. Despite the operational challenges faced during the quarter, we remain

committed to executing key self-help initiatives aimed at improving performance and mitigating the challenges we face.

ORYX production volume guidance was revised upwards.

Sales volume guidance for International Chemicals has been adjusted downward to 4 - 8% lower than FY24, driven by weaker-than-expected demand and unplanned operational outages. However, the financial impact has been mitigated through effective cost management initiatives, and improved margins compared to the prior period.

23 January 2025
Sandton

Equity Sponsor
Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

Debt Sponsor
Absa Corporate and Investment Bank, a division of Absa Bank Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 23 January 2025	By:	/sgd/E Viljoen
		Name: E Viljoen
		Title: Group Company Secretary